03002391

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-3-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52394

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATKINS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

722 W. SHEPARD LANE, SUITE 103
(No. and Street)

FARMINGTON (City) UT (State) 84025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER WATKINS 801-451-6367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TANNER + COMPANY
(Name – *if individual, state last, first, middle name*)

215 SOUTH STATE STREET, SUITE 800, SALT LAKE CITY UT 84111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 3

OATH OR AFFIRMATION

I, CHRISTOPHER M. WATKINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WATKINS FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARY PUBLIC
NANCY NAPPI
10 East South Temple #1000
Salt Lake City, Utah 84133
My Commission Expires
April 1, 2006
STATE OF UTAH

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATKINS FINANCIAL SERVICES, INC.
Financial Statements and Schedule
December 31, 2002 and 2001

TANNER+Co.
THE CRITICAL KNOWLEDGE SOURCE
BUSINESS ADVISORS
AND CERTIFIED PUBLIC ACCOUNTANTS

215 South State Street, Suite 800
Salt Lake City, Utah 84111
Telephone (801) 532-7444
Fax (801) 532-4911
www.tannerco.com
A PROFESSIONAL CORPORATION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Watkins Financial Services, Inc.

We have audited the accompanying balance sheet of **Watkins Financial Services, Inc.**, (the Company) as of December 31, 2002 and 2001 and the related statements of operations, stockholder's equity, and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Watkins Financial Services, Inc.**, as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15c 3-1 and 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tanner + Co.

Salt Lake City, Utah
February 14, 2003

WATKINS FINANCIAL SERVICES, INC.
Balance Sheet

December 31,

	2002	2001
Assets		
Current assets:		
Cash	$ 14,989	$ 32,044
Receivables from customers	11,940	13,285
Total current assets	26,929	45,329
Equipment, less accumulated depreciation of $311	1,925	-
	$ 28,854	$ 45,329
Liabilities and Stockholder's equity		
Current liabilities:		
Accounts payable	$ 2,792	$ 2,765
Accrued payroll and taxes	7,387	16,666
Total current liabilities	10,179	19,431
Subordinated debt to stockholder	10,000	10,000
Stockholder's equity:		
Common stock, $.10 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares	100	100
Additional paid-in capital	28,900	28,900
Retained deficit	(20,325)	(13,102)
Total stockholder's equity	8,675	15,898
	$ 28,854	$ 45,329

See accompanying notes to financial statements.

WATKINS FINANCIAL SERVICES, INC.
Statement of Operations

Years Ended December 31,

	2002	2001
Revenues-commissions	$ 250,635	$ 237,471
General and administrative expenses	258,110	235,844
Operating income (loss)	(7,475)	1,627
Other income (expense):		
Dividend and interest income	252	511
Net income (loss)	$ (7,223)	$ 2,138

See accompanying notes to financial statements.

WATKINS FINANCIAL SERVICES, INC.
Statement of Stockholders' Equity

Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Deficit
Balance, January 1, 2001	$ 100	$ 28,900	$ (15,240)
Net income	-	-	2,138
Balance, December 31, 2001	100	28,900	(13,102)
Net loss	-	-	(7,223)
Balance, December 31, 2002	$ 100	$ 28,900	$ (20,325)

See accompanying notes to financial statements.

WATKINS FINANCIAL SERVICES, INC.
Statement of Cash Flows

	Years Ended December 31,	
	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ (7,223)	$ 2,138
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	311	-
(Increase) decrease in receivables	1,345	(9,010)
Increase (decrease) in accrued expenses and accounts payable	(9,252)	14,873
Net cash provided by (used in) operating activities	(14,819)	8,001
Cash flows from investing activities- purchase of equipment	(2,236)	-
Cash flows from financing activities	-	-
Increase (decrease) in cash	(17,055)	8,001
Cash, beginning of year	32,044	24,043
Cash, end of year	$ 14,989	$ 32,044

Supplemental Disclosure of Cash Flow Information:

Cash paid during the years for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accompanying notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

The following significant accounting policies, together with those disclosed elsewhere in the financial statements or notes thereto, are followed by Watkins Financial Services, Inc., (the Company) in preparing and presenting its financial statements.

Organization
The Company was incorporated in the state of Utah on January 7, 2000, for the purpose of operating a broker dealer business. All issued shares of the Company's common stock are held by Christopher Watkins (the stockholder).

Cash Equivalents
For purposes of the statement of cash flows, cash includes all cash and investments with original maturities to the Company of three months or less.

Concentration of Credit Risk
The Company provides consulting and brokerage services to corporations, pension and retirement funds and individuals in the United States. Substantially all revenues and receivables relate to providing services to these entities and individuals.

Although the Company is directly affected by the economy, management does not believe significant credit risk exists at December 31, 2002.

The Company maintains its cash in bank deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Depreciation Methods
Equipment is depreciated using the straight-line method of depreciation over the useful life of the asset.

1. Organization and Summary of Significant Accounting Policies *Continued*

Revenue Recognition

Revenues are recognized as follows:

- *Commissions*: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

- *Securities Transactions*: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income Taxes

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. With this election, with certain exceptions, the stockholders of the Company are responsible to pay the income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability for income taxes is included in the financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

The Company has subordinated debt to a stockholder in the amount of $10,000. The debt is due September 30, 2006 and has an interest rate of 0%. The debt is subordinated to all other liabilities.

The Company provides services for individuals and entitles that are related to the stockholder of the Company. The Company had revenues of approximately $155,000 and $115,000 from these individuals and entities for the years ended December 31, 2002 and 2001, respectively.

3. Fair Value of Financial Instruments

None of the Company's financial instruments are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2002 and 2001, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

4. Recent Accounting Pronouncements

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill is no longer amortized but rather is tested for impairment at least annually at the reporting unit level. A recognized intangible asset is amortized over its useful life and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). A recognized intangible asset with an indefinite useful life is not amortized until its life is determined to be finite. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. The Company adopted SFAS 142 beginning on January 1, 2002. The adoption of SFAS 142 did not have a significant effect on the financial statements of the Company since at December 31, 2002, the Company had no goodwill.

4. Recent Accounting Pronouncements *Continued*

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company plans on adopting SFAS 143 beginning on January 1, 2003. The Company believes that the adoption of SFAS 143 will not have a material effect on the Company's results of operations, financial position or liquidity.

In August 2001, the FASB also issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121. SFAS 144 replaces both SFAS 121 and Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", so that only one accounting model exists for the disposal of long-lived assets. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The provisions of SFAS 144 are to be applied prospectively. The Company adopted SFAS 144 beginning on January 1, 2002. The adoption of SFAS 144 did not have a material effect on the Company's results of operations, financial position or liquidity.

4. Recent Accounting Pronouncements *Continued*

In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. (Including Certain Costs Incurred in a Restructuring)." The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on the Company's future results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148 (SFAS 148), "Accounting for Stock-Based Compensation—Transition and Disclosure", amending FASB Statement No. 123 (SFAS 123), "Accounting for Stock-Based Compensation. SFAS 148 provides two additional alternative transition methods for recognizing an entity's voluntary decision to change its method of accounting for stock-based employee compensation to the fair-value method. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 so that entities will have to (1) make more-prominent disclosures regarding the pro forma effects of using the fair-value method of accounting for stock-based compensation, (2) present those disclosures in amore accessible format in the footnotes to the annual financial statements, and (3) include those disclosures in interim financial statements. SFAS 148's transition guidance and provisions for annual disclosures are effective for fiscal years ending after December 15, 2002; earlier application is permitted.

WATKINS FINANCIAL SERVICES, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net capital	$	8,675
Add: Subordinated borrowing allowable in computation of net capital		10,000
Less: Non-allowable assets		(260)
Net capital	$	18,675
Minimum debt capital required	$	5,000
Excess net capital		13,415
Net capital @ 100%	$	18,415
Ratio of aggregate indebtedness to net capital		.55 to 1

There are no material differences between the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements of Rule 15c3-1.

215 South State Street, Suite 800
Salt Lake City, Utah 84111
Telephone (801) 532-7444
Fax (801) 532-4911
www.tannerco.com

A PROFESSIONAL CORPORATION

TANNER+Co.
THE CRITICAL KNOWLEDGE SOURCE
BUSINESS ADVISORS
AND CERTIFIED PUBLIC ACCOUNTANTS

WATKINS FINANCIAL SERVIES, INC.
Report on Internal Control
Structure Required by Rule 17a-5
of the Securities and Exchange Commission

Board of Directors
Watkins Financial Services, Inc.

In planning and performing our audit of the financial statements of Watkins Financial Services, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Watkins Financial Services, Inc. for the year ended December 31, 2002. Due primarily to the limited number of personnel working for the Company, and performing accounting related functions, we noted a lack of segregation of duties exists between accounting for assets and access to those assets. A lack of segregation of duties increases the likelihood that intentional or unintentional errors could occur and not be detected in a timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tanner + Co.

Salt Lake City, Utah
February 14, 2003